John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

February 8, 2016

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Sprague:

On November 18, 2015, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 143 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 144 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the Clifford Capital Partners Fund (the “Fund”) as a new portfolio series to the Trust.

You recently provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: Please provide the Tandy representation on the response letter.

Response: The Trust has provided the Tandy representation below.

Prospectus

Cover Page

2.	Comment: The Cover Page of the prospectus refers to Clifford Capital Partners Funds and Clifford Capital Partners Fund. Please explain why the first name is plural as it is confusing.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
February 8, 2016

Response:    The reference to Clifford Capital Partners Funds was a reference to the name of the Adviser’s fund family in the event another fund managed by the same adviser would launch. Given that there are no other funds currently managed by the Adviser, the reference has been changed to the singular Clifford Capital Partners Fund.

Fund Summary – Fees and Expenses of the Fund

3.	Comment: Please clarify in the section on portfolio turnover that the turnover rate relates to that of the Predecessor Fund.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies of the Fund

4.
Comment:    The strategies section indicates that the Fund may invest in the securities of other investment companies. Please confirm if there should be a line item in the fee table for Acquired Fund Fees and Expenses.

Response: The Trust has confirmed that a line item for Acquired Fund Fees and Expenses is not required in the fee table in accordance with the Form N-1A.

5.	Comment: Please include a definition for ADRs similar to the definition for ETFs. Further, please note if the Fund invests in sponsored or unsponsored ADRs.

Response:    The Trust has revised the disclosure as you have requested. The Fund does not invest in unsponsored ADRs and, as such, the current disclosure indicating investments in sponsored ADRs remains accurate.

6.	Comment: In regards to the “Core” bullet point, please explain in plain English what is meant by “durable competitive advantage.”

Response: The Trust has revised the disclosure as you have requested.

7.	Comment: In regards to the “Contrarian” bullet point, please remove the word “elite” and consider changing the word “firms” to “companies” so as to clarify the disclosure.

Response: The Trust has revised the disclosure as you have requested.

8.	Comment: In regards to the “Clifford” bullet point, please clarify how the first sentence on foundational reminder to make it more resemble a strategy of the Fund as opposed to a philosophy.

Response: The Trust has revised the disclosure as you have requested.

9.	Comment: In the paragraph following the bullet-point listing, please clarify what is meant by “margin of safety.”

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
February 8, 2016

Fund Summary – Principal Risks of Investing in the Fund

10.
Comment:    Please confirm that the Fund is diversified under the Investment Company Act of 1940, as amended (the “1940 Act”), and that the Fund does not concentrate in any particular industry or group of industries.

Response: The Trust confirms that the Fund is diversified under the 1940 Act and that the Fund does not concentrate in any particular industry or group of industries.

11.	Comment: In regard to the New Fund/New Adviser Risk, please consider revising the headings to Limited History of Operations and Limited Adviser Experience since the Fund is no longer new.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Performance History

12.	Comment: In the first sentence in the section and throughout as needed, please make the references to “Predecessor Fund,” rather than to “Fund.”

Response: The Trust has revised the disclosure as you have requested.

13.	Comment: In the average annual total returns section, please disclose that the returns for the share classes would differ due to differing expenses.

Response: The Trust has revised the disclosure as you have requested.

14.	Comment: Please relocate the (**) to after the description of the Russell 3000 Index and not after the words Investor Class.

Response: The Trust has revised the disclosure as you have requested.

15.	Comment: Please remove the hyphen from between “after” and “tax.”

Response: The Trust has revised the disclosure as you have requested.

16.	Comment: The single asterisk notes that the Fund will have the same strategies as the Predecessor Fund. Please explain why the benchmark is changing following the Reorganization.

Response:    The Fund has changed to the Russell 3000 Value Index as the investment adviser has indicated that this index more appropriately represents the Fund’s investment strategy and objective and its all-cap composition. The investment adviser has confirmed that the change in the index is appropriate regardless of the Reorganization having taken place. Meaning, should the Fund have remained in its previous trust, the investment adviser would have requested that the board of trustees of that previous trust change the index as it is more appropriate for the Fund.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
February 8, 2016

Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

17.
Comment:    The 6th item under the description of “Core Stocks” is “good employee relations.” Please explain how the Adviser will determine what is “good employee relations” and add this in a parenthetical to item 6.

Response: The Trust has revised the disclosure as you have requested.

18.	Comment: In this same section, for #8, please explain what “low capital intensity” using Plain English principles.

Response: The Trust has revised the disclosure as you have requested.

19.	Comment: In regard to “Clifford,” please clarify how the information on the foundational qualifies as an investment strategy as opposed to a philosophy. Please revise.

Response: The Trust has revised the disclosure as you have requested.

General Information / Investment Adviser

20.
Comment:    Following the language “the Fund is managed by Ryan T. Batchelor.....,” there are two sentences that seem to describe Mr. Batchelor’s role as the Fund’s portfolio manager. Please consider moving these to his biography section for better clarity.

Response: The Trust has revised the disclosure as you have requested.

21.	Comment: In regards to the three paragraphs that appear above the Shareholder Information section, they seem to discuss the investment adviser so please consider relocating them to another section.

Response: The Trust has revised the disclosure as you have requested.

22.	Comment: Please confirm that interest and dividend expenses on securities sold short, as described in this section, are represented in the fee table to the extent applicable.

Response: The Trust has confirmed that fees associated with interest and dividend expenses on securities sold short, if applicable, would be presented in the fee table.

Shareholder Information / Share Class Alternatives

23.
Comment:    In the sentence regarding the classes being subject to differing expenses, please change “different expenses” to “different expenses and fees” as only one class is subject to a redemption fee.

Response: The Trust has revised the disclosure as you have requested.

How to Buy and Sell Shares

24.	Comment: In general, the first three paragraphs in this section seem to be confusing with regard to organization and use of defined terms. Please consider revising and/or clarifying these paragraphs.

Response: The Trust has re-ordered certain sentences in this section and updated certain defined terms to respond to your comment.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
February 8, 2016

25.	Comment: This section indicates that an investor could purchase shares “directly from the Distributor.” Should this be changed to “Transfer Agent” so as to sync up with language below it?

Response: The Trust has revised the disclosure as it has deemed appropriate.

26.	Comment: This section also provides a phone number to request a copy of the prospectus. This sentence seems to be displaced, please revise accordingly.

Response: The Trust has removed the sentence from this section.

27.	Comment: In this section please capitalize all references to financial intermediary to be consistent.

Response: The Trust has revised the disclosure as you have requested.

Purchases by Wire

28.	Comment: In the first sentence in this section there appears to be a word missing after “transmit.” Please review and modify accordingly.

Response: The Trust has revised the disclosure as you have requested.

29.
Comment:    In the second sentence in this section, the disclosure refers to calling the “Fund” and not the “Transfer Agent.” Consider changing this and also reviewing the phone numbers throughout for accuracy.

Response: The Trust has revised the disclosure as you have requested.

30.	Comment: Please review the phone numbers listed throughout. In some instances the number ends in 0550 to reach the Transfer Agent and in others it ends with 4077. Please clarify.

Response: The Trust has reviewed the phone numbers for consistency as you have requested.

31.	Comment: In the third sentence in this section, please remove the word “small” from before the word “fee.”

Response: The Trust has revised the disclosure as you have requested.

Other Purchase Information

32.
Comment:    The paragraph entitled “Other Purchase Information” discusses brokerage fees, among other things. It seems repetitive of other information in the Prospectus. Please consider moving or deleting certain parts of this disclosure.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
February 8, 2016

Redemptions by Wire

33.	Comment: Please disclose whether the Fund or Transfer Agent can charge a fee for redemptions by wire.

Response: The Trust has revised the disclosure as you have requested.

34.	Comment: In the second paragraph in this section, the paragraph seems to also appear in “General” on page 19, so please remove one of the paragraphs so as to avoid duplicative language.

Response: The Trust has revised the disclosure as you have requested.

Proper Form

35.	Comment: It is unclear who can receive information in “proper form.” If this is the Transfer Agent, please specify the entity.

Response: The Trust has revised the disclosure as you have requested.

Exchange Privilege

36.
Comment:    The disclosure provides that an investor may pay a deferred sales charge when shares are sold. This disclosure seems to be the first mention of a deferred sales charge. Please revise to reflect that a shareholder would not pay such a charge if the Fund is not subject to such a charge. Please also include disclosure to indicate that if shares of the Fund are acquired in an exchange as described in the other fund’s prospectus then the shareholder would pay a sales charge on the other fund.

Response: The Trust has revised the disclosure as you have requested.

37.	Comment: In the second paragraph in this section, is the term “excessive trading” the same as “frequent trading.” If so, please revise to say “frequent trading.”

Response: The Trust has revised the disclosure as you have requested.

Other Important Investment Information

38.	Comment: The first sentence in this section seems to be repeated word for word two paragraphs below. Please remove on instance of this disclosure to avoid repetition.

Response: The Trust has revised the disclosure as you have requested.

Shareholder Services Fees

39.
Comment:    The disclosure indicates that the Fund’s Rule 12b-1 plan is to cover “activities relating to shareholder services” while the SAI at page 30 also indicates that it may be used to cover payments to the Fund’s distributor. Please correct.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
February 8, 2016

40.
Comment:    In the last sentence of the first paragraph in this section, the disclosure notes that the plan is being adopted as a “defensive” measure pursuant to Rule 12b-1. Please explain in using Plain English principles what is mean by “defensive measure.”

Response: The Trust has eliminated the term noted in your comment.

Frequent Purchases and Redemptions

41.
Comment:    This section mentions the 2.00% redemption fee on the Fund’s Investor Class shares. This fee should also be disclosed in the section about buying and selling shares. Please add the disclosure.

Response: The Trust has revised the disclosure as you have requested.

42.	Comment: Correct the typo in the third sentence – “issued to determine” should be “is used to determine.”

Response: The Trust has revised the disclosure as you have requested.

43.
Comment:    The third paragraph in this section notes that shareholders “exceeding four round-trips will be investigated by the Fund and possibly restricted from making additional investments in the Fund.” Please describe this restriction with greater specificity. Please consider the duration of the restriction and how it will be apply, for example, will it last for the remainder of the rolling 12-month period or under what circumstances could it be lifted. As this is a restriction, please describe with more specificity under what circumstances will this restriction not be imposed.

Response: The Trust has revised the disclosure in a manner it believes to be consistent with Form N-1A.

Appendix – Adviser’s Prior Performance

44.
Comment:    Please disclose whether the performance data provided reflects the management of all equity accounts that are substantially similar to the Fund. If so, please add “all” to the first paragraph of the disclosure in this section.

Response: The Trust has revised the disclosure as you have requested.

45.	Comment: Please confirm in your response that no accounts that are substantially similar to the Fund have been excluded from the performance data.

Response: The Adviser has confirmed to the Trust that no separate accounts that are substantially similar to the Fund have been excluded from the performance data.

46.
Comment:    In regard to the next two sentences beginning with “The Clifford Capital Institutional Portfolio represents...” please consider breaking this first sentence into two discrete sentences as it is confusing. Additionally, in the first portion please also disclose that the advisory accounts in the composite are private accounts. Further consider using a single defined term such as “composite accounts” as various terms are used throughout this section.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
February 8, 2016

47.
Comment:    Please revise these same sentences referenced in Comment #46 to also include that the Fund is managed in a manner substantially similar to the other accounts. Please confirm and disclose whether the investment objectives, strategies, and policies of the Fund are substantially similar to those of the Composite.

Response:    The Adviser has confirmed that the investment objectives, strategies, and policies of the Fund are substantially similar to the accounts represented in the Composite and the Trust has revised the disclosure accordingly.

48.
Comment:    If there are any differences in investment objectives and strategies of the Fund and those accounts included in the Composite, please describe their nature and disclose, if accurate, that the differences would not have a material affect on the performance and do not alter the conclusion that the Fund and the Composite have been managed in a manner that is substantially similar.

Response:    The Adviser has confirmed that there are no material differences in investment objectives and strategies of the Fund and the accounts included in the Composite and, as such, no additional disclosure has been added.

49.
Comment:    The disclosure indicates that the Composite was crated on August 1, 2010. Please explain what is meant by “created on.” Is this a reference to when the Adviser first started managing accounts or to another time? Please clarify.

Response: The Trust has revised the disclosure as you have requested.

50.
Comment:    In the third paragraph of this section, please clarify that the manner in which the performance of the Fund is calculated from the Composite differs as the standard SEC method for calculation of performance for mutual funds was not used to calculate the Composite’s performance.

Response: The Trust has revised the disclosure as you have requested.

51.	Comment: In the sentence that reads: “the performance shown below is not necessarily representative,” please remove the word “necessarily.”

Response: The Trust has revised the disclosure as you have requested.

52.	Comment: The first two sentences in the last paragraph in this section seem to reappear as the 2nd and 3rd sentences from the preceding paragraph. Please remove any duplicative language.

Response: The Trust has revised the disclosure as you have requested.

53.	Comment: In the second to the last sentence of this section, the use of the word “included” could be read that certain accounts were “excluded” from the Composite. Please revise to clarify this.

Response: The Trust has revised the disclosure as you have requested.

54.	Comment: Please confirm in your response letter that the Fund has the records to substantiate the prior performance as required by the Advisers Act.

Response: The Trust has in its records the information to substantiate the prior performance of the Composite as required by the Advisers Act.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
February 8, 2016

55.	Comment: Prior to the performance chart, there is a reference to substantially similar accounts. Please add “all” if applicable.

Response: The Trust has revised the disclosure as you have requested.

56.
Comment:    Please clarify if the performance chart is cumulative or if it is per year. The since inception amounts seem to be cumulative and the other performance amounts seem to show performance for a single year.

Response:    The Trust has revised the disclosure to eliminate the last row of the chart referred to in your comment, and the Trust now believes that the disclosure is clear that it is simply showing performance for the single period identified in the particular row.

57.	Comment: Where “since inception” is used, please also add the date of inception.

Response: The Trust has revised the disclosure as you have requested.

How to Get More Information

58.
Comment:    In regard to the disclosure on how to obtain copies of various fund documents, please, pursuant to Item 1 instruction 3 of Form N-1A, state specifically that such documents are available on the “EDGAR database on the Commission’s website.”

Response: The Trust has revised the disclosure as you have requested.

59.	Comment: Please disclose whether copies of the documents noted may be obtained free of charge.

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Investment Limitations

60.	Comment: In regard to the limits on concentration in Item #7, please explain how the Fund will monitor investments to ensure it is complying with the concentration policy.

Response: The Trust does not believe this disclosure is necessary or required and has declined to add it.

Investment Adviser

61.
Comment:    In the table reflecting the advisory fees paid to the Adviser, pursuant to Instruction 4 of Item 19(a)(3), please describe the method of allocation and payment of advisory fees for each class of the Predecessor Fund.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
February 8, 2016

Response: The Trust has revised the disclosure as you have requested.

Trustees and Officers

62.	Comment: The paragraph that follows the Trustee and Officer table seems to be missing a heading. Consider adding language to make this a better transition.

Response: The Trust has revised the disclosure as you have requested.

63.
Comment:    In regard to the disclosure that provides that as of December 31, 2015, no Trustees owned any amounts of Fund shares, please provide a table to include this information pursuant to Item 17 of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

64.	Comment: In regard to the table required by Item 17 of Form N-1A, please also disclose the aggregate amounts owned by Trustees in funds in the fund complex.

Response: The Trust has revised the disclosure as you have requested.

65.
Comment:    Following the paragraph entitled “Sales Loads,” there seems to be another paragraph that should be moved to another location or removed as it is duplicative of prior disclosure. Please review and clarify as necessary.

Response: The Trust has revised the disclosure as you have requested.

66.
Comment:    In regard to the blank tables with regard to control persons, please supplementally confirm that the Trust will indicate as far as practicable the ownership that would have been included in the Predecessor Fund’s control information.

Response: The Trust will include in the B-Filing information relating to the Predecessor Fund’s control persons as far as reasonably practicable.

Portfolio Transactions and Brokerage

67.
Comment:    The last sentence of the third paragraph provides that “[d]ue to research services provide by brokers, the Fund may direct trades to certain brokers.” Please confirm as of the most recent fiscal year end whether the Fund directed transactions to a broker due to research services provide and, if so, pursuant to Form N-1A, please include those amounts.

Response:    The Adviser has confirmed to the Trust that there were no directed transactions in the last fiscal year, nor have there been any since the inception of the Fund. The Trust has added disclosure to reflect this.

Description of Shares

68.	Comment: Please describe both classes of shares in this section.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
February 8, 2016

Response: The Trust has revised the disclosure as you have requested.

Additional Services Providers / Fund Services

69.
Comment:    Please consider inserting descriptive headings to discuss each category of service provider. Please also disclose that Mr. Pasco is the sole owner of FDCC and CFS and they may be deemed to be affiliates of the Trust and each other.

Response: The Trust does not believe that the disclosure that you have noted is necessary or required and has declined to add it.

70.
Comment:    The Staff notes that a 497 filing made on the EDGAR filer system on December 1, 2015 indicates that the services provided by the various Commonwealth entities for accounting, transfer agency and administrative functions were consolidated into a single service provider. Please explain the purpose behind the internal restructuring that resulted in CFS providing all services that were previously provide by CFA and CSS.

Response:    In an effort to simplify the service offering and conform to the corporate structure of competitors and industry participants, a determination was made to consolidate all services offerings under one legal structure. As CFS was the only entity that was required to be registered (i.e., as a transfer agent), a determination was made that this entity was the most logical choice to continue operations ( i.e., rather than attempt to register one of the other entities).

71.	Comment: Please confirm whether following the internal restructuring CSS and CFA continue to exist as corporate entities separate and distinct from CSS.

Response: The Trust has been advised that CSS and CFA are in the process of being wound down.

72.
Comment:    If CSS still exists as a separate entity, please confirm the nature of its obligation to provide any fund administrative services to the Fund, i.e., pursuant to any sub-contractual agreement with CFS or similar.

Response: See response to Comment #71 above.

73.
Comment:    The Staff notes that CSS has the same office address as the other service provider entities. Please explain supplementally how much overlap there is in the personnel of CFS and CSS and how many internal personnel are now with CSS following the restructuring.

Response: All personnel who worked for CSS now work for CFS.

74.
Comment:    To the extent former CSS personnel will provide services to the Fund under CFS following the December 1, 2015 internal restructuring, please consider disclosing in the SAI the internal restructuring that occurred and its affect on CSS and its personnel as well as the recent settlement with the SEC with Mr. Pasco and CSS.

Response: The Trust does not believe this disclosure is necessary or required and has declined to add it.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
February 8, 2016

75.
Comment:    The second paragraph in this section notes that Mr. Pasco is the Chairman of the Board and the sole owners of CFS. The Staff understands that other funds within the Trust have included SAI disclosure on the SEC settlement. Please supplementally explain why such disclosure is not included in the Fund’s SAI.

Response: The Trust does not believe this disclosure is necessary or required and has declined to add it. The Trust notes that Mr. Pasco resigned as a Trustee effective as of January 15, 2016.

Distributor

76.	Comment: Pursuant to Item 25(a)(1) of Form N-1A, please state the nature of the distributor’s obligations, i.e., best efforts or other.

Response: The Trust has revised the disclosure as you have requested.

77.	Comment: The second to the last paragraph indicates that Mr. Pasco is the sole owner of CFS. Please change CFS to FDCC as it may be the wrong reference for this section.

Response: The Trust has removed the disclosure as it is not required.

Disclosure of Portfolio Holdings

78.
Comment:    In the third paragraph from the end of this section, it is noted that “in such situations, the conflict must be disclosed to the board.” Please describe what the Board would do if a conflict was disclosed to them.

Response: The Trust has revised the disclosure as you have requested.

79.	Comment: Does the Trust have in place any procedures to monitor any persons use of non-standard disclosure information. Please describe such procedures pursuant to Item 16(f) of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

*	*	*

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
February 8, 2016

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively